Exhibit 99.1

POET TECHNOLOGIES INC.

Head Office:	USA Office:
Suite 501, 121 Richmond St. W	2550 Zanker Road
Toronto, ON, M5H 2K1	San Jose, CA 95131 USA
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces Grant of Options

Toronto, ON, and San Jose, CA, October 14, 2015 — POET Technologies Inc. (the “Company”) (OTCQX: POETF; TSX Venture: PTK,) developer of monolithically integrated opto-electronics fabrication processes (the “POET technology”), today announced the granting of additional incentive stock options under the Company’s stock option plan, to certain directors, officers and employees of the Company to purchase up to an aggregate of 300,000 common shares, representing 0.16% of the outstanding shares of the Company.

Of these options, 8.3% was granted to an employee, 8.3% to an Officer of the Company and 83.3% to a non-officer director.  250,000 of these options are exercisable at $1.54 per share and expire on June 12, 2020 and 50,000 are exercisable at $1.08 per share and expire on August 13, 2020.  The options vest in stages over a period starting on December 12, 2015 and ending on August 13, 2017.

The options were granted subject to provisions of the Company’s stock option plan which was approved by shareholders on June 12, 2015 and are subject to the TSX Venture Exchange policies and applicable securities laws.  There are currently 194,129,015 shares issued and outstanding, 28,298,000 stock options outstanding and 8,770,732 warrants outstanding.  For further details on the Company’s share capital, refer to the Company’s Financial Statements and the MD&A for the 6-months ended June 30, 2015 which are filed on SEDAR at www.sedar.com.

About POET Technologies Inc.

The Company is a leading developer of opto-electronics fabrication processes. The Company’s opto-electronics fab process platform enables improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products. The Silicon Valley-based Company’s patented module-on-a-chip POET process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to be the next industry standard for smart optical components fabrication.  More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

By:	/s/ Michel J. Lafrance
Name:	Michel J. Lafrance
Title:	Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations with respect to the development, achievements and marketing of its POET technology and products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Suite 501, 121 Richmond St. W., Toronto, ON, M5H 2K1 - Tel: 416-368-941 - Fax: 416-861-0749